UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

GRUPO TELEVISA, S.A.B.

 (Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B., as amended (File No. 333-144460), filed on July 10, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.B.                                                                                                                                                                                 QUARTER:    2               YEAR:  2007

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2007 AND 2006
(Thousands of Mexican Pesos)

				Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	77,803,335	100	79,118,728	100

s02	CURRENT ASSETS	41,429,994	53	32,675,444	41
s03	CASH AND SHORT-TERM INVESTMENTS	27,043,808	35	19,591,932	25
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	6,914,058	9	7,627,459	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,494,228	3	461,467	1
s06	INVENTORIES	3,825,992	5	3,947,437	5
s07	OTHER CURRENT ASSETS	1,151,908	1	1,047,149	1
s08	LONG-TERM ASSETS	6,160,079	8	9,163,080	12
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	-	0	-	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	2,122,797	3	7,731,949	10
s11	OTHER INVESTMENTS	4,037,282	5	1,431,131	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	21,007,288	27	20,971,774	27
s13	LAND AND BUILDINGS	14,128,252	18	14,047,065	18
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	22,562,728	29	22,135,332	28
s15	OTHER EQUIPMENT	3,524,617	5	3,222,093	4
s16	ACCUMULATED DEPRECIATION	20,454,953	26	19,333,690	24
s17	CONSTRUCTION IN PROGRESS	1,246,644	2	900,974	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,542,358	7	11,749,688	15
s19	OTHER ASSETS	3,663,616	5	4,558,742	6

s20	TOTAL LIABILITIES	43,889,559	100	43,672,331	100

s21	CURRENT LIABILITIES	7,022,756	16	8,068,331	18
s22	SUPPLIERS	3,543,944	8	3,710,415	8
s23	BANK LOANS	484,901	1	130,523	0
s24	STOCK MARKET LOANS	-	-	988,775	2
s103	OTHER LOANS WITH COST	91,255	0	88,881	0
s25	TAXES PAYABLE	478,257	1	550,473	1
s26	OTHER CURRENT LIABILITIES WHITHOUT COST	2,424,399	6	2,599,264	6
s27	LONG-TERM LIABILITIES	22,885,871	52	20,334,887	47
s28	BANK LOANS	6,690,806	15	7,463,145	17
s29	STOCK MARKET LOANS	15,121,531	34	11,599,685	27
s30	OTHER LOANS WITH COST	1,073,534	2	1,272,057	3
s31	DEFERRED LIABILITIES	12,045,232	27	14,283,534	33
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,935,700	4	985,579	2

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	33,913,776	100	35,446,397	100

s34	MINORITY INTEREST	2,047,275	6	1,338,211	4
s35	MAJORITY INTEREST	31,866,501	94	34,108,186	96
s36	CONTRIBUTED CAPITAL	14,362,063	42	14,594,025	41
s79	CAPITAL STOCK	9,953,316	29	10,185,278	29
s39	PREMIUM ON ISSUANCE OF SHARES	4,408,747	13	4,408,747	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	0	-	0
s41	EARNED CAPITAL	17,504,438	52	19,514,161	55
s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,505,714	87	29,501,002	83
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,573,729)	(16)	(4,476,407)	(13)
s80	SHARES REPURCHASED	(6,427,547)	(19)	(5,510,434)	(16)

CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

				Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	27,043,808	100	19,591,932	100
s46	CASH	1,107,810	4	837,902	4
s47	SHORT-TERM INVESTMENTS	25,935,998	96	18,754,030	96

s07	OTHER CURRENT ASSETS	1,151,908	100	1,047,149	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s82	DISCONTINUED OPERATIONS	-	0	-	0
s83	OTHER	1,151,908	100	1,047,149	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,542,358	100	11,749,688	100
s48	DEFERRED EXPENSES (NET)	3,325,463	60	2,970,177	25
s49	GOODWILL	2,216,895	40	8,779,511	75
s51	OTHER	-	0	-	0

s19	OTHER ASSETS	3,663,616	100	4,558,742	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	-	0	-	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s50	DEFERRED TAXES	-	0	-	0
s86	DISCONTINUED OPERATIONS	-	0	-	0
s87	OTHER	3,663,616	100	4,558,742	100

s21	CURRENT LIABILITIES	7,022,756	100	8,068,331	100
s52	FOREIGN CURRENCY LIABILITIES	2,729,648	39	2,900,635	36
s53	MEXICAN PESOS LIABILITIES	4,293,108	61	5,167,696	64

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,424,399	100	2,599,264	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	284,451	12	216,020	8
s89	ACCRUED INTEREST	298,727	12	281,029	11
s68	PROVISIONS	-	0	-	0
s90	DISCONTINUED OPERATIONS	-	0	-	0
s58	OTHER CURRENT LIABILITIES	1,841,221	76	2,102,215	81

s27	LONG-TERM LIABILITIES	22,885,871	100	20,334,887	100
s59	FOREIGN CURRENCY LIABILITIES	11,723,411	51	13,363,124	66
s60	MEXICAN PESOS LIABILITIES	11,162,460	49	6,971,763	34

s31	DEFERRED LIABILITIES	12,045,232	100	14,283,534	100
s65	NEGATIVE GOODWILL	-	0	-	0
s67	OTHER	12,045,232	100	14,283,534	100

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,935,700	100	985,579	100
s66	DEFERRED TAXES	1,133,644	59	112,952	11
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	301,786	16	217,003	22
s92	DISCONTINUED OPERATIONS	-	0	-	0
s69	OTHER LIABILITIES	500,270	26	655,624	67

s79	CAPITAL STOCK	9,953,316	100	10,185,278	100
s37	CAPITAL STOCK (NOMINAL)	2,427,353	24	2,483,923	24
s38	RESTATEMENT OF CAPITAL STOCK	7,525,963	76	7,701,355	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,505,714	100	29,501,002	100
s93	LEGAL RESERVE	2,070,065	7	2,070,065	7
s43	RESERVE FOR REPURCHASE OF SHARES	1,202,890	4	4,485,269	15
s94	OTHER RESERVES	-	0	-	0
s95	RETAINED EARNINGS	23,471,787	80	19,204,082	65
s45	NET INCOME FOR THE YEAR	2,760,972	9	3,741,586	13

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,573,729)	100	(4,476,407)	100
s70	ACCUMULATED MONETARY RESULT	(34,110)	1	(34,110)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,442,001)	44	(1,756,586)	39
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,437,914)	26	(1,386,541)	31
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,125,748)	56	(3,125,748)	70
s99	LABOR OBLIGATION ADJUSTMENT	-	0	-	0
s100	OTHER	1,466,044	(26)	1,826,578	(41)

CONSOLIDATED BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)

				Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	34,407,238	24,607,113
s73	PENSIONS AND SENIORITY PREMIUMS	1,802,955	1,500,313
s74	EXECUTIVES (*)	34	35
s75	EMPLOYEES (*)	16,720	15,893
s76	WORKERS (*)	-	-
s77	OUTSTANDING SHARES (*)	332,299,911,216	341,594,068,647
s78	REPURCHASED SHARES (*)	22,809,168,915	21,790,830,984
s101	RESTRICTED CASH	-	144,399
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	273,972	16,073,976

(*) THESE CONCEPTS ARE STATED IN UNITS

CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2007 AND 2006
(Thousands of Mexican Pesos)

				Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	18,005,319	100	17,932,281	100
r02	COST OF SALES	9,345,089	52	8,937,828	50
r03	GROSS PROFIT	8,660,230	48	8,994,453	50
r04	GENERAL EXPENSES	2,826,015	16	2,792,328	16
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	5,834,215	32	6,202,125	35
r08	OTHER INCOME AND (EXPENSE), NET	(771,839)	(4)	(653,023)	(4)
r06	INTEGRAL RESULT OF FINANCING	(70,100)	(0)	(17,773)	(0)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(360,457)	(2)	(193,245)	(1)
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	4,631,819	26	5,338,084	30
r10	INCOME TAXES	1,413,633	8	1,498,356	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,218,186	18	3,839,728	21
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	3,218,186	18	3,839,728	21
r19	NET INCOME OF MINORITY INTEREST	457,214	3	98,142	1
r20	NET INCOME OF MAJORITY INTEREST	2,760,972	15	3,741,586	21

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

					Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	18,005,319	100	17,932,281	100
r21	DOMESTIC	15,746,896	87	15,830,842	88
r22	FOREIGN	2,258,423	13	2,101,439	12
r23	TRANSLATED INTO DOLLARS (***)	209,055	1	178,120	1

r08	OTHER INCOME AND (EXPENSE), NET	(771,839)	100	(653,023)	100
r49	OTHER INCOME AND (EXPENSE), NET	(770,883)	100	(647,653)	99
r34	EMPLOYEES' PROFIT SHARING, CURRENT	956	(0)	5,370	(1)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(70,100)	100	(17,773)	100
r24	INTEREST EXPENSE	902,557	(1,288)	985,684	(5,546)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(12,635)	18	(10,217)	57
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	825,186	(1,177)	592,344	(3,333)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	28,405	(41)	450,155	(2,533)
r28	RESULT FROM MONETARY POSITION	(8,499)	12	(64,371)	362

r10	INCOME TAXES	1,413,633	100	1,498,356	100
r32	INCOME TAX, CURRENT	1,789,800	127	1,576,647	105
r33	INCOME TAX, DEFERRED	(376,167)	(27)	(78,291)	(5)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)

			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	19,384,878	19,204,678
r37	TAX RESULT FOR THE YEAR	3,663,719	4,934,792
r38	NET SALES (**)	38,226,135	36,662,974
r39	OPERATING INCOME (**)	13,461,181	12,848,021
r40	NET INCOME OF MAJORITY INTEREST (**)	7,655,657	8,144,967
r41	NET CONSOLIDATED INCOME (**)	8,606,401	9,095,484
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,437,925	1,335,514

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30, 2007 AND 2006
(Thousands of Mexican Pesos)

				Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	9,808,619	100	10,189,328	100
rt02	COST OF SALES	4,812,573	49	4,795,599	47
rt03	GROSS PROFIT	4,996,046	51	5,393,729	53
rt04	GENERAL EXPENSES	1,519,574	15	1,449,870	14
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	3,476,472	35	3,943,859	39
rt08	OTHER INCOME AND (EXPENSE), NET	(79,200)	(1)	(561,121)	(6)
rt06	INTEGRAL RESULT OF FINANCING	(135,710)	(1)	202,835	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(166,005)	(2)	(242,136)	(2)
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,095,557	32	3,343,437	33
rt10	INCOME TAXES	848,213	9	967,777	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,247,344	23	2,375,660	23
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,247,344	23	2,375,660	23
rt19	NET INCOME OF MINORITY INTEREST	216,860	2	(23,666)	(0)
rt20	NET INCOME OF MAJORITY INTEREST	2,030,484	21	2,399,326	24

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

					Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

r01	NET SALES	9,808,619	100	10,189,328	100
r21	DOMESTIC	8,597,451	88	9,013,198	88
r22	FOREIGN	1,211,168	12	1,176,130	12
r23	TRANSLATED INTO DOLLARS (***)	113,744	1	96,336	1

r08	OTHER INCOME AND (EXPENSE), NET	(79,200)	100	(561,121)	100
r49	OTHER INCOME AND (EXPENSE), NET	(78,399)	99	(557,807)	99
r34	EMPLOYEES' PROFIT SHARING, CURRENT	801	(1)	3,314	(1)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(135,710)	100	202,835	100
r24	INTEREST EXPENSE	453,447	(334)	508,315	251
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(872)	1	1,366	1
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	513,127	(378)	304,942	150
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(257,523)	190	420,509	207
r28	RESULT FROM MONETARY POSITION	63,005	(46)	(15,667)	(8)

r10	INCOME TAXES	848,213	100	967,777	100
r32	INCOME TAX, CURRENT	921,265	109	1,031,260	107
r33	INCOME TAX, DEFERRED	(73,052)	(9)	(63,483)	(7)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)

			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	741,323	682,650

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 THROUGH JUNE 30, 2007 AND 2006
(Thousands of Mexican Pesos)

				Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	3,218,186	3,839,728
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	2,053,056	1,488,232
c03	RESOURCES FROM NET INCOME FOR THE YEAR	5,271,242	5,327,960
c04	RESOURCES PROVIDED OR USED IN OPERATION	(281,861)	2,685,173
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	4,989,381	8,013,133
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,377,945	1,298,220
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(6,819,170)	(1,463,629)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(3,441,225)	(165,409)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	9,592,680	(3,722,436)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	11,140,836	4,125,288
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	15,902,972	15,466,644
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	27,043,808	19,591,932

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

				Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	2,053,056	1,488,232
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,437,925	1,335,514
c41	+ (-) OTHER ITEMS	615,131	152,718

c04	RESOURCES PROVIDED OR USED IN OPERATION	(281,861)	2,685,173
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	6,762,826	6,916,444
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(101,453)	(187,414)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	(1,113,512)	(235,931)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	73,063	617,995
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,902,785)	(4,425,921)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	3,377,945	1,298,220
c23	+ BANK FINANCING	-	3,639,391
c24	+ STOCK MARKET FINANCING	4,500,000	-
c25	+ DIVIDEND RECEIVED	-	-
c26	+ OTHER FINANCING	-	-
c27	(-) BANK FINANCING AMORTIZATION	(4,705)	(127,994)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(980,246)	(3,280,253)
c29	(-) OTHER FINANCING AMORTIZATION	(41,802)	-
c42	+ (-) OTHER ITEMS	(95,302)	1,067,076

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(6,819,170)	(1,463,629)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
c31	(-) DIVIDENDS PAID	(4,368,566)	(1,126,280)
c32	+ PREMIUM ON SALE OF SHARES	-	-
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
c43	+ (-) OTHER ITEMS	(2,450,604)	(337,349)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	9,592,680	(3,722,436)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(839,325)	(728,141)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,416,049)	(1,227,203)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	-	-
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	-	-
c38	+ SALE OF TANGIBLE FIXED ASSETS	310,655	198,421
c39	+ (-) OTHER ITEMS	11,537,399	(1,965,513)

RATIOS
CONSOLIDATED

				Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	17.87%		21.41%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	24.02%		23.87%
p03	NET INCOME TO TOTAL ASSETS (**)	11.06%		11.49%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	50.58%		17.56%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(0.26)%		(1.67)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.49	times	0.46	times
p07	NET SALES TO FIXED ASSETS (**)	1.81	times	1.74	times
p08	INVENTORIES TURNOVER (**)	4.95	times	4.63	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	60.10	days	66.57	days
910	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.78%		9.42%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	56.41%		55.19%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.29	times	1.23	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.93%		37.24%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	108.94%		96.96%
p15	OPERATING INCOME TO INTEREST PAID	6.46	times	6.29	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.87	times	0.83	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.89	times	4.04	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.35	times	3.56	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.94	times	0.74	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	385.08%		242.82%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	29.27%		29.71%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	(1.56)%		14.97%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	5.52	times	8.12	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	(98.16)%		(784.85)%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	198.16%		884.85%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(14.76)%		32.96%

(**) RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED INFORMATION

				Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$.02		$.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$.00		$.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$.00		$.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$.03		$.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$.00		$.00

d08	CARRYING VALUE PER SHARE	$.10		$.10

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$.01		$.00

d10	DIVIDEND IN SHARES PER SHARE	.00	shares	.00	shares

d11	MARKET PRICE TO CARRYING VALUE	5.30	times	3.90	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	22.33	times	16.29	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	.00	times	.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.(5,394) OF RESALE OF SHARES, PS.(2,334,838) OF REPURCHASE OF SHARES, AND PS.(110,372) RELATED TO THE RECOGNITION OF SHARES AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FIRST QUARTER OF 2007, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLES) FOR AN AMOUNT OF PS.36,039, WHICH CANNOT BE PRESENTED IN S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED

							Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			112,613,156,365		112,613,156,365		831,948
B			52,533,817,049		52,533,817,049		393,769
D			83,576,468,901		83,576,468,901		600,818
L			83,576,468,901			83,576,468,901	600,818
TOTAL			332,299,911,216	0	248,723,442,315	83,576,468,901	2,427,353	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							332,299,911,216

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE
TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	DATE: 7/24/2007

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED
				Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	72,241,456	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,530,260	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.18
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	CAMPUS AMERICA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	418,881,442	100.00
9	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
10	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
11	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00
12	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	149,442,880	100.00
13	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,425,000	95.00
14	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,011,235	100.00
15	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	35,272,217	100.00
16	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
17	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
						Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	48,711
2	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	774
3	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	13,540
4	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	20,421
5	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	5,898
6	METROS CUBICOS, S.A. DE C.V.	PORTAL INTERNET	2,089,343	18.65	43,031	4,220
7	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	465,024
8	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	218,256
9	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES, S.A.	TELEVISION PROGRAMMING	9,234,405	40.00	2,091,656	1,068,624
10	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,558
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(13,158)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMITION	4,343,399	50.00	1,028,822	282,929
	TOTAL INVESTMENT IN ASSOCIATES				4,825,464	2,122,797

	OTHER PERMANENT INVESTMENTS					4,037,282

	TOTAL				4,825,464	6,160,079

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

															CONSOLIDATED
															Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35				500,000	500,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70			1,162,460
BANAMEX, S.A.	NA	5/6/2003	5/1/2008	8.93		480,000
BANK OF AMERICA	YES	3/31/2000	3/31/2010	6.61							271	271	541	27,538
SUNTRUST BANK MIAMI, NATIONAL	YES	5/1/1999	4/1/2008	4.50								4,321
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79							19	19	267

OTHER
TOTAL BANKS					-	480,000	1,162,460	500,000	500,000	4,500,000	290	4,611	808	27,538	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41												777,287
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,240,900
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,481,800
HOLDERS	YES	9/19/2003	9/19/2013	9.86												121,544
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	0	0	10,621,531
SUPPLIERS
VARIOUS	NA	31/06/2007	31/06/2008			1,609,127
VARIOUS	YES	31/06/2007	31/06/2008									1,934,817
TOTAL SUPPLIERS					-	1,609,127	-	-	-	-	-	1,934,817	-	-	-	-

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS
VARIOUS	YES	9/8/2000	9/8/2015								44,322	46,933	102,321	114,729	128,640	727,844
TOTAL OTHER LOANS WITH COST					-	-	-	-	-	-	44,322	46,933	102,321	114,729	128,640	727,844

OTHER CURRENT LIABILITIES
WHITHOUT COST (S26)
VARIOUS	NA					1,725,724
VARIOUS	YES											698,675
TOTAL CURRENT LIABILITIES WHITHOUT COST					-	1,725,724	-	-	-	-	-	698,675	-	-	-	-

TOTAL					-	3,814,851	1,162,460	500,000	500,000	9,000,000	44,612	2,685,036	103,129	142,267	128,640	11,349,375

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$ 10.8030 PESOS PER U.S. DOLLAR
0.0055 PESOS PER COLOMBIAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

					CONSOLIDATED
					Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,577,516	27,844,905	158,657	1,713,972	29,558,877

LIABILITIES POSITION	1,328,168	14,348,199	47,016	507,914	14,856,113

SHORT-TERM LIABILITIES POSITION	209,503	2,263,261	46,508	502,426	2,765,687

LONG-TERM LIABILITIES POSITION	1,118,665	12,084,938	508	5,488	12,090,426

NET BALANCE	1,249,348	13,496,706	111,641	1,206,058	14,702,764

NOTES
CURRENT ASSETS INCLUDE U.S.$265,021 THOUSAND DOLLARS RELATED TO A LONG-TERM ACCOUNT RECEIVABLE, AND U.S.$70,196 THOUSAND
DOLLARS OF LONG-TERM NOTES RECEIVABLE WHICH ARE CLASSIFIED AS NON-CURRENT ASSETS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS. 10.8030 PESOS PER U.S. DOLLAR
14.6197 PESOS PER EURO
3.5051 PESOS PER ARGENTINEAN PESO
0.0205 PESOS PER CHILEAN PESO
10.8030 PESOS PER PANAMANIAN BALBOA
0.0055 PESOS PER COLOMBIAN PESO
3.4111 PESOS PER PERUVIAN NUEVO SOL
10.8030 PESOS PER ECUADORIAN SUCRE
0.0050 PESOS PER VENEZUELAN BOLIVAR
8.8000 PESOS PER SWISS FRANC

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.12,090,426 ARE REPORTED
AS FOLLOWS:
REF S27 LONG-TERM LIABILITIES	PS. 11,723,411
REF S69 OTHER LONG-TERM LIABILITIES	PS. 367,015

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

					CONSOLIDATED
					Final Printing
			(ASSET) LIABILITY		MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY	PROFIT
	ASSETS	LIABILITIES	POSITION	INFLATION	AND (LOSS)

JANUARY	47,081,430	28,070,275	(19,011,155)	0.51	(98,174)

FEBRUARY	39,029,517	20,096,022	(18,933,495)	0.27	(52,919)

MARCH	45,312,049	30,401,078	(14,910,971)	0.21	(32,267)

APRIL	46,105,289	27,332,084	(18,773,205)	0.00	11,208

MAY	44,203,119	30,668,860	(13,534,259)	(0.48)	66,020

JUNE	46,171,660	35,131,805	(11,039,855)	0.12	(13,248)

RESTATEMENT			-		223

CAPITALIZATION			-		-

FOREIGN CORP.			-		(9,220)

OTHER			-		119,878

TOTAL					(8,499)

OTHER CONCEPTS:
CAPITALIZED RESULT FOR MONETARY POSITION					0

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES: (PS.21,033),  FROM MONETARY POSITION DERIVED
FROM  DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE  DEFERRED INCOME TAX PROVISION IN
ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES, PS.16,510,
OF A MONETARY EFFECT ACCOUNTED FOR AS ACCUMULATED OTHER COMPREHENSIVE RESULT
AND PS. 124,658, REGISTERED IN OTHER EXPENSES NET.

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE  U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF JUNE 30, 2007), U.S.$600 MILLION, U.S.$300 MILLION  AND PS.4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2025, 2032 AND 2037, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3 MILLION ARE OUTSTANDING AS OF JUNE 30, 2007), ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS
AT JUNE 30, 2007, TELEVISA WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

			CONSOLIDATED
			Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0

CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0

PUBLISHING:		0	0

EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0

SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0

IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

					CONSOLIDATED
					Final Printing
	MAIN		MAIN	DOM.	COST
DOMESTIC	SUPPLIERS	FOREIGN	SUPPLIERS	SUBST.	PRODUCTION
					(%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A.				1.53
	CINEMATOGRAFICA
	RODRIGUEZ, S.A.				1.02
	DISTRIBUIDORA
	MUNDIAL DE
	VIDEOS,
	S.A.				0.36
	COMISION
	CENTRAL
	SINDICALIZADA				0.21
	DISTRIBUIDORA RO-
	MARI, S.A. DE C.V.				0.59
	F. MIER, S.A.				0.09
	GUSSI, S.A. DE C.V.				1.13
	GREGORIO
	WALERSTEIN
	WEINSTOCK				0.23
	NUVISION, S.A.				2.59
	PELICULAS
	Y VIDEOS
	INTERNA-
	CIONALES				0.14
	PELICULAS RODRI-
	GUEZ, S.A.				0.84
	PRODUCCIONES
	GALUBI,
	S.A.				0.64
	SECINE, S.A. DE C.V.				0.42
	OTHER				1.78
		PROGRAMS AND FILMS	ALLIANCE ATLAN-
			TIS INTERNATIONAL
			DISTRIBUTION	NO	0.85
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.83
			CONSTELLATION
			PICTURES, INC.	NO	0.71
			CROMOSOMA,
			S.A.	NO	0.45
			DREAMWORKS
			LLC.	NO	1.95
			G. TEN
			CORPORATION,
			INC.	NO	0.32
			HALLMARK ENTER-
			TAINMENT	NO	0.77
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	1.65
			MARATHON
			INTERNATIONAL	NO	0.31
			METRO GOLDWYN
			MAYER INTERNATI-
			ONAL	NO	4.76
			MORGAN CREEK
			INTERNATIONAL,
			INC.	NO	0.18
			MOVIEMEX
			INTERNATIONAL,
			INC.	NO	2.35
			MTV NETWORKS
			A DIVISION OF
			VIACON, INT.	NO	3.25
			MULTIFILMS
			BV	NO	0.64
			NELVANA
			INTERNATIONAL
			LIMITED	NO	1.63
			PARAMOUNT
			PICTURES,
			CORP.	NO	4.24
			POKEMON
			USA, INC.	NO	0.32
			SONORAFORD,
			LLC.	NO	0.47
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	13.90
			STUDIO CANAL
			IMAGE	NO	0.28
			TELEMUNDO
			INTERNATIO-
			NAL, LLC.	NO	0.72
			TOEI
			ANIMATION
			CO., LTD	NO	0.57
			TOP
			ENTERTAINMENT
			PRODUCTS	NO	0.75
			TWENTIETH CEN-
			TURY FOX, INC.	NO	7.94
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	14.04
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	17.08
			VENTURA
			FILMS
			DISTRIBUTORS
			B.V.	NO	0.30
			TV ASAHI
			CORPORATION	NO	0.44
			CBS
			ESTUDIOS, INC.	NO	4.61
			CORPORACION
			FILMICA
			MEXICANA	NO	0.11
			HASBRO,
			S.A.	NO	0.11
			NEW MAGIC
			COMUNICATIONS,
			INC.	NO	0.13
			PORCHLIGHT
			ENTERTAINMENT,
			INC.	NO	0.11
			ZACH MOTION
			PICTURES, INC.	NO	0.14
			OTHER		1.52
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				3.39
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.01
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	53.84
COUCHE PAPER	BULKLEY DUNTON				2.33
	MAG PAPER				0.47
	PAPELERA
	PROGRESO,
	S.A.				0.24
	SUMINISTROS
	BROM, S.A.				0.36
	TORRAS PAPEL,
	S.A.				0.18
	PAPELERA
	LOZANO				0.24
		COUCHE PAPER	STORAM ENSON	SI	3.98
			BULKLEY DUNTON	SI	26.04
			M REAL	SI	2.97
			MYLLIKOSKI
			PAPEL	SI	4.68
			BOWATER, INC.	SI	0.16
			UPM	SI	9.67
			INPACEL	SI	0.17
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				6.68
	OFFSET
	MULTICOLOR,
	S.A.				11.37
	IMPRESOS MOINO				1.34
	PROCESOS IND
	DE PAPEL, S.A.				1.48
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				0.62
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				1.45
	METROCOLOR
	DE MEXICO				0.59
	REPRODU-
	CCIONES
	FOTOME-
	CANICAS				1.35
	GRAFICA LA
	PRENSA, S.A.				0.16
	QUEBECOR
	WORLD
	MEXICO				0.71
	REFORSA				2.86
	METROCOLOR				0.34
	FORMADORES
	Y EDITORES
	DE LIBROS				1.01
	LITOGRAFICA
	ROMA, S.A.				0.02
		PAPER AND IMPRESSION	PRO-OFFSET EDI-
			TORIAL, LTDA.	SI	0.48
			EDITORES, S.A.	SI	0.58
			EDITORIAL
			LA PATRIA,
			S.A.	SI	0.77
			PRINTER COLOM-
			BINA, S.A.	SI	0.78
			QUEBECOR	SI	5.23
			BULKLEY DUNTON	SI	8.95
			GRUPO
			OP
			GRAFICAS,
			S.A.	SI	1.92
			ZETTA
			COMUNICACIO-
			NES, S.A	SI	0.05

NOTES

SALES DISTRIBUTION BY PRODUCT
SALES

					CONSOLIDATED
					Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(501,754)

TELEVISION BROADCASTING:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)	3	8,446,667			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					S.C. JOHNSON AND SON, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		59,397			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		541,680			T.V. CABLE, S.A. DE C.V.
					OPERADORA CENTRAL DE CABLE, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		72,343			BECLE DE MEXICO, S.A. DE C.V.
					TOYOTA MOTORS SALE DE MEXICO, S. DE R.L. DE C.V.
					UNO Y MEDIO PUBLICIDAD MEXICO, S. DE R.L. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					OLABUENAGA CHEMISTRI, S.A. DE C.V.
					DISTRIBUIDORES TOYOTA MEXICO, A.C.
					MARCAS NESTLE, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	28,139	432,114		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SOCCERMANIA MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		358,559			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					MEDIA PLANNING, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		6,466			VARIOUS
PUBLISHING DISTRIBUTION:	5,106	106,064		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"GQ MEXICO"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
				"RECETARIO COLECCIONABLE"
SKY MEXICO
DTH BROADCAST SATELLITE		3,814,769		SKY	SUBSCRIBERS
PAY PER VIEW		145,896
CHANNEL COMMERCIALIZATION		44,693			COMBE DE MEXICO, S. DE R.L. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
CABLE TELEVISION:
DIGITAL SERVICE		937,285		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		148,325
SERVICE INSTALLATION		14,803
PAY PER VIEW		11,049
CHANNEL COMMERCIALIZATION		18,415			L.G. ELECTRONICS MEXICO, S.A DE C.V.
OTHER		6,136			COMBE DE MEXICO, S. DE R.L. DE C.V.
					TOYOTA SALES DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		275,611			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		261,404		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		152,167		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					INTEL TECNOLOGIA DE MEXICO, S.A. DE C.V.
GAMING		214,866		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		179,941			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
					AEROVIAS DE MEXICO, S.A. DE C.V.
					BANCO MERCANTIL DEL NORTE, S.A.
					OFFICE DEPOT DE MEXICO, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(7,203)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		187,142			HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		49,019			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		187,452			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		31,746			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,102,991		TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	CORPORACION TELEVEN, S.A.
				TELEVISA	PROCTER & GAMBLE HELLAS, LTD
				TELEVISA	TELEVISION ESPAÑOLA, S.A.
				TELEVISA	RED UNO BOLIVIA, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	21,541	302,680		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MEGAZINE
				MAXIM MEGAZINE
				CONDORITO MEGAZINE
PUBLISHING		281,041			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	8,049	123,555		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
TOTAL		18,005,319

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

					CONSOLIDATED
					Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS

FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		32,626	UNITED STATES OF AMERICA		HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		48,125	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		138,218	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,102,991	UNITED STATES OF AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	CORPORACION TELEVEN, S.A.
			EUROPE	TELEVISA	PROCTER & GAMBLE HELLAS, LTD
			SOUTH AMERICA	TELEVISA	TELEVISION ESPAÑOLA, S.A.
			AFRICA	TELEVISA	RED UNO BOLIVIA, S.A.
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		154,516	UNITED STATES OF AMERICA		HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		894	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		49,234	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		31,746			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PUBLISHING:
MAGAZINE CIRCULATION	21,541	302,680	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				CONDORITO MAGAZINE
				MAXIM MAGAZINE
PUBLISHING		281,041			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	8,049	123,555	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
INTERSEGMENT ELIMINATIONS		(7,203)
TOTAL	29,590	2,258,423

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

					CONSOLIDATED
					Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT JUNE 30, 2007,
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
NETWORK	U.S.$	219.2	U.S.$	190.8	87%

GAMING BUSINESS PROJECTS		37.1		31.9	86%

INFORMATION TECHNOLOGY PROJECTS OF
CABLE TELEVISION		22.7		19.6	86%

TECHNICAL EQUIPMENT FOR T.V. STATIONS		13.3		12.5	94%

MEXICAN PESO DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY PROJECTS	PS.	37.9	PS.	22.1	58%
GAMING BUSINESS PROJECTS		556.0		158.6	29%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED  AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S.-DOLLAR-PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$775.5 MILLION AND U.S.$971.9 MILLION AS OF JUNE 30 AND DECEMBER 31, 2006, RESPECTIVELY. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP´S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS´ EQUITY FOR MEXICAN FRS PURPOSES. ON MARCH 29, 2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP´S CONSOLIDATED STATEMENT OF INCOME.

THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2006,  HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2007,  BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2006 WAS 1.03983.  HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2006, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR JUNE 2006 WOULD HAVE BEEN 1.03906.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MEXICO CITY, D.F., JULY 23, 2007—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2007. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2007.

NET SALES

CONSOLIDATED NET SALES DECREASED 3.7% TO PS.9,808.6 MILLION IN SECOND QUARTER 2007 COMPARED WITH PS.10,189.3 MILLION IN SECOND QUARTER 2006. THIS DECREASE REFLECTED LOWER SALES IN OUR TELEVISION BROADCASTING SEGMENT THAT WERE PARTIALLY OFFSET BY HIGHER SALES IN OUR OTHER BUSINESSES, SKY MEXICO, PAY TELEVISION NETWORKS, CABLE TELEVISION, PROGRAMMING EXPORTS, PUBLISHING, AND PUBLISHING DISTRIBUTION SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME DECREASED 11.9% TO PS.3,476.5 MILLION IN SECOND QUARTER 2007 COMPARED WITH PS.3,943.9 MILLION IN SECOND QUARTER 2006. THIS DECREASE WAS ATTRIBUTABLE TO LOWER SALES AND HIGHER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY A MARGINAL DECREASE IN COST OF SALES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS. 741.3 MILLION AND PS.682.6 MILLION IN SECOND QUARTER OF 2007 AND 2006, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 15.4% TO PS.2,030.5 MILLION IN SECOND QUARTER 2007 COMPARED WITH PS.2,399.3 MILLION IN SECOND QUARTER 2006. THE NET DECREASE OF PS.368.8 MILLION REFLECTED I) A PS.467.4 MILLION DECREASE IN OPERATING INCOME, II) A PS.338.5 MILLION INCREASE IN INTEGRAL FINANCING EXPENSE, AND III) A PS.240.5 MILLION INCREASE IN MINORITY INTEREST NET INCOME. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.481.9 MILLION DECREASE IN OTHER EXPENSE, NET; II) A PS.76 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES; AND III) A PS.119.7 MILLION DECREASE IN INCOME TAXES.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2007 AND 2006, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2007.

TELEVISION BROADCASTING

SECOND-QUARTER SALES DECREASED 15.5% TO PS.4,936 MILLION COMPARED WITH PS.5,839.1 MILLION IN SECOND QUARTER 2006. THIS DECREASE WAS DRIVEN BY I) THE UNFAVORABLE COMPARISON RESULTING FROM LAST YEARS’ POLITICAL CAMPAIGNS AND SOCCER WORLD CUP ADVERTISING AND II) AN UNEXPECTED SLOWDOWN IN CONSUMER SPENDING IN MEXICO, WHICH LED TO A DECLINE IN ADVERTISING REVENUES DURING THE QUARTER.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 21% TO PS.2,476.8 MILLION COMPARED WITH PS.3,137.1 MILLION IN SECOND QUARTER 2006, AND THE MARGIN DECREASED TO 50.2% COMPARED WITH 53.7% IN SECOND QUARTER 2006. THESE RESULTS REFLECT LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 28% TO PS.436.9 MILLION COMPARED WITH PS.341.4 MILLION IN SECOND QUARTER 2006. THIS INCREASE REFLECTS I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; II) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; AND III) HIGHER ADVERTISING SALES.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 55.3% TO PS.262.8 MILLION COMPARED WITH PS.169.2 MILLION IN SECOND QUARTER 2006, AND THE MARGIN INCREASED TO 60.2% COMPARED WITH 49.6% IN SECOND QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN OPERATING EXPENSES.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES INCREASED 8.7% TO PS.580.6 MILLION COMPARED WITH PS.534.2 MILLION IN SECOND QUARTER 2006. THIS INCREASE REFLECTS I) A 23% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$37.5 MILLION IN SECOND QUARTER 2007 COMPARED WITH US$30.5 MILLION IN SECOND QUARTER 2006; AND II) HIGHER PROGRAMMING SALES TO EUROPE AND ASIA. THESE INCREASES WERE PARTIALLY OFFSET BY I) A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.41.4 MILLION, AND II) LOWER EXPORT SALES TO LATIN AMERICA.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 28.2% TO PS.282.6 MILLION COMPARED WITH PS.220.5 MILLION IN SECOND QUARTER 2006, AND THE MARGIN INCREASED TO 48.7% COMPARED WITH 41.3% IN SECOND QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES AND LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SECOND-QUARTER SALES INCREASED 2.7% TO PS.790.2 MILLION COMPARED WITH PS.769.7 MILLION IN SECOND QUARTER 2006. THIS INCREASE REFLECTS A GREATER NUMBER OF ADVERTISING PAGES SOLD AS WELL AS HIGHER REVENUES FROM MAGAZINE CIRCULATION ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY I) A DECREASE IN THE NUMBER OF ADVERTISING PAGES SOLD IN MEXICO, AND II) A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.42 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 0.6% TO PS.154.8 MILLION COMPARED WITH PS.153.9 MILLION IN SECOND QUARTER 2006; THE MARGIN WAS 19.6% COMPARED WITH 20% IN SECOND QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

SECOND-QUARTER SALES INCREASED 16.1% TO PS.127.6 MILLION COMPARED WITH PS.109.9 MILLION IN SECOND QUARTER 2006. THIS INCREASE REFLECTS HIGHER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY. THIS INCREASE WAS PARTIALLY OFFSET BY I) LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES, AND II) A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.9.6 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 117.6% TO PS.16.1 MILLION COMPARED WITH PS.7.4 MILLION IN SECOND QUARTER 2006, AND THE MARGIN INCREASED TO 12.6% COMPARED WITH 6.7% IN SECOND QUARTER 2006. THESE RESULTS REFLECT HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

SKY MEXICO

SECOND-QUARTER SALES INCREASED 7.5% TO PS.2,030.3 MILLION COMPARED WITH PS.1,889.2 MILLION IN SECOND QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO A 7.2% INCREASE IN THE SUBSCRIBER BASE. AS OF JUNE 30, 2007, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,490,300 (INCLUDING 104,400 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,389,800 (INCLUDING 76,800 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2006.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 13.1% TO PS.991.9 MILLION COMPARED WITH PS.876.7 MILLION IN SECOND QUARTER 2006, AND THE MARGIN INCREASED TO 48.9% COMPARED WITH 46.4% IN SECOND QUARTER 2006. THESE RESULTS CAME FROM HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

ON JULY 15, 2007, SKY BEGAN OPERATIONS IN CENTRAL AMERICA, SPECIFICALLY IN COSTA RICA. SKY EXPECTS TO LAUNCH OPERATIONS IN NICARAGUA SHORTLY AND SHOULD BEGIN OPERATING IN PANAMA AND THE DOMINICAN REPUBLIC IN THE 4TH QUARTER OF 2007.

CABLE TELEVISION

SECOND-QUARTER SALES INCREASED 17% TO PS.585.4 MILLION COMPARED WITH PS.500.5 MILLION IN SECOND QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO I) A 15% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF JUNE 30, 2007, REACHED 527,136, ALL OF WHICH ARE DIGITAL SUBSCRIBERS, COMPARED WITH 458,312 SUBSCRIBERS (INCLUDING 367,435 DIGITAL SUBSCRIBERS) REPORTED FOR THE SECOND QUARTER 2006; II) A 60.1% INCREASE IN BROADBAND SUBSCRIBERS TO 121,465 COMPARED WITH 75,863 REPORTED FOR SECOND QUARTER 2006; AND III) A 3% AVERAGE RATE INCREASE EFFECTIVE MARCH 1, 2007. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER ADVERTISING SALES.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 4.5% TO PS.226.3 MILLION COMPARED WITH PS.216.6 MILLION IN SECOND QUARTER 2006, AND THE MARGIN DECREASED TO 38.7% COMPARED WITH 43.3% IN SECOND QUARTER 2006. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

ON JULY 2, 2007, CABLEVISIÓN BEGAN TO OFFER IP TELEPHONY SERVICES IN CERTAIN AREAS OF MEXICO CITY AND BY YEAR END PLANS TO OFFER THE SERVICE IN EVERY AREA IN WHICH ITS NETWORK IS BIDIRECTIONAL.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 37.6% TO PS.592.7 MILLION COMPARED WITH PS.430.7 MILLION IN SECOND QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO THE SALES IN OUR GAMING BUSINESS, AND HIGHER SALES IN OUR SOCCER, AND FEATURE-FILM DISTRIBUTION BUSINESSES. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR RADIO AND INTERNET PORTAL BUSINESSES DUE TO LOWER REVENUES IN OUR SMS MESSAGING SERVICE.

SECOND-QUARTER OPERATING SEGMENT LOSS INCREASED TO PS.98.2 MILLION COMPARED WITH A LOSS OF PS.42 MILLION IN SECOND QUARTER 2006, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER 2007 AND 2006, AMOUNTED TO PS.271.1 MILLION AND PS.270.9 MILLION, RESPECTIVELY.

CORPORATE EXPENSE

IN SECOND QUARTER 2007 AND 2006, WE RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF APPROXIMATELY PS.33.4 MILLION AND PS.47.4 MILLION, RESPECTIVELY, AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD BY ACCRUING IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.481.9 MILLION, TO PS.79.2 MILLION IN SECOND QUARTER 2007, COMPARED WITH PS.561.1 MILLION IN SECOND QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY CERTAIN NON-RECURRING EXPENSES INCURRED IN CONNECTION WITH THE TENDER OFFER MADE BY SKY MEXICO IN APRIL 2006 FOR MOST OF ITS SENIOR NOTES DUE 2013.

INTEGRAL RESULT OF FINANCING

THE INTEGRAL RESULT OF FINANCING CHANGED BY PS.338.5 MILLION TO AN INTEGRAL COST OF FINANCING OF PS.135.7 MILLION IN SECOND QUARTER 2007 FROM AN INTEGRAL INCOME OF FINANCING OF PS.202.8 MILLION IN SECOND QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY A PS.678 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM A HIGHER AVERAGE OF NET MONETARY FOREIGN CURRENCY ASSET POSITION IN SECOND QUARTER 2007 COMPARED WITH SECOND QUARTER 2006, IN CONJUNCTION WITH A 2.10% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN SECOND QUARTER 2007 COMPARED WITH A 4.05% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN LAST YEAR’S COMPARABLE PERIOD. THIS UNFAVORABLE VARIANCE WAS PARTIALLY OFFSET BY I) A PS.208.2 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS IN SECOND QUARTER 2007 COMPARED WITH SECOND QUARTER 2006; II) A PS.52.6 MILLION DECREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A GAIN FROM A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST-RATE INCREASES IN CONNECTION WITH THE ISSUANCE OF OUR 8.49% SENIOR NOTES DUE 2037; AND III) A PS.78.7 MILLION INCREASE IN GAIN FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER AVERAGE OF NET MONETARY ASSET POSITION IN SECOND QUARTER 2007 COMPARED WITH THE SAME PERIOD IN 2006.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.76 MILLION, OR 31.4%, TO PS.166.1 MILLION IN SECOND QUARTER 2007 COMPARED WITH PS.242.1 MILLION IN SECOND QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY A LOWER EQUITY IN LOSS OF LA SEXTA, WHICH WAS PARTIALLY OFFSET BY THE ABSENCE OF EQUITY IN INCOME OF UNIVISION IN SECOND QUARTER 2007.

INCOME TAXES

INCOME TAXES DECREASED BY PS.119.7 MILLION, OR 12.4%, TO PS.848.2 MILLION IN SECOND QUARTER 2007 COMPARED WITH PS.967.9 MILLION IN SECOND QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME-TAX BASE IN SECOND QUARTER 2007.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME INCREASED BY PS.240.5 MILLION TO PS.216.8 MILLION IN SECOND QUARTER 2007 COMPARED WITH A MINORITY INTEREST NET LOSS OF PS.23.7 MILLION IN SECOND QUARTER 2006. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS AND STOCKHOLDERS IN OUR SKY MEXICO AND CABLE TELEVISION BUSINESSES.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN SECOND QUARTER 2007, WE INVESTED APPROXIMATELY US$93.2 MILLION AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$17.6 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$29.4 MILLION FOR OUR SKY MEXICO SEGMENT, US$14.4 MILLION FOR OUR GAMING BUSINESS, AND US$31.8 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE ADDITIONAL EQUITY INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €20.8 MILLION.

CABLE INVESTMENTS

COFECO, THE MEXICAN ANTITRUST AUTHORITY, APPROVED, SUBJECT TO COMPLIANCE OF CERTAIN CONDITIONS, THE PURCHASE OF OUR 50% INTEREST IN TELEVISION INTERNACIONAL, THE LEADING CABLE SYSTEM OPERATING IN MONTERREY, THE SECOND LARGEST CITY IN MEXICO. TELEVISION INTERNACIONAL OFFERS CABLE SERVICES TO 154 THOUSAND TELEVISION SUBSCRIBERS, 59 THOUSAND BROADBAND CUSTOMERS, AND 4 THOUSAND TELEPHONY CUSTOMERS.

IN ADDITION, ON JULY 15, COFECO AUTHORIZED, SUBJECT TO CERTAIN CONDITIONS, THE CONVERSION OF OUR LONG TERM NOTES INTO 49% OF THE EQUITY OF CABLEMÁS, THE SECOND-LARGEST CABLE OPERATOR IN MEXICO. CABLEMÁS OFFERS SERVICES IN 48 CITIES TO 736 THOUSAND TELEVISION SUBSCRIBERS, 198 THOUSAND BROADBAND CUSTOMERS, AND 26 THOUSAND TELEPHONY CUSTOMERS.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.22,297.2 MILLION AND PS.20,182.1 MILLION AS OF JUNE 30, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.484.9 MILLION AND PS.1,119.3 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,164.8 MILLION AND PS.1,361 MILLION AS OF JUNE 30, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.91.3 MILLION AND PS.88.9 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2007, OUR CONSOLIDATED NET CASH POSITION (CASH AND TEMPORARY INVESTMENTS LESS TOTAL DEBT) WAS PS. 4,746.6 MILLION, COMPARED WITH A CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND TEMPORARY INVESTMENTS) OF PS.590.2 MILLION AS OF JUNE 30, 2006.

SHARE BUYBACK PROGRAM

DURING SECOND QUARTER 2007, WE REPURCHASED APPROXIMATELY 26.7 MILLION CPOS IN THE AGGREGATE NOMINAL AMOUNT OF APPROXIMATELY PS.1,652.2 MILLION. ON APRIL 27, 2007, OUR STOCKHOLDERS APPROVED THE CANCELLATION OF APPROXIMATELY 8,275.8 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 70.7 MILLION CPOS, WHICH WERE REPURCHASED UNDER OUR SHARE BUYBACK PROGRAM IN 2006 AND 2007.

DIVIDEND PAYMENT

ON APRIL 27, 2007, OUR STOCKHOLDERS APPROVED THE PAYMENT OF AN EXTRAORDINARY DIVIDEND OF PS.1.1 PER CPO, IN ADDITION TO TELEVISA’S ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.1.45 PER CPO. THE TOTAL NOMINAL AMOUNT OF THE DIVIDEND WAS APPROXIMATELY PS.4,384.7 MILLION AND WAS PAID IN CASH ON MAY 31, 2007.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN SECOND QUARTER 2007, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 68.4%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 67.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.0%.

OUTLOOK FOR 2007

WE EXPECT TELEVISION BROADCASTING SALES TO DECREASE BY APPROXIMATELY 2% DURING THE YEAR AND WE EXPECT OUR FULL-YEAR OPERATING SEGMENT INCOME MARGIN TO EXCEED 50%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, GAMING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
 OF JUNE 30, 2007, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELLY, THE "GROUP"), AS OF JUNE 30, 2007 AND 2006, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2007.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

	2007		2006
BUILDINGS	Ps.	8,487,027	Ps.	8,395,751
BUILDING IMPROVEMENTS		1,643,140		1,643,254
TECHNICAL EQUIPMENT		20,820,231		20,251,418
SATELLITE TRANSPONDERS		1,742,497		1,883,914
FURNITURE AND FIXTURES		587,148		534,783
TRANSPORTATION EQUIPMENT		1,281,244		1,102,899
COMPUTER EQUIPMENT		1,656,225		1,584,411
		36,217,512		35,396,430
ACCUMULATED DEPRECIATION		(20,454,953)		(19,333,690)
		15,762,559		16,062,740
LAND		3,998,085		4,008,060
CONSTRUCTION AND PROJECTS IN PROGRESS		1,246,644		900,974
	Ps.	21,007,288	Ps.	20,971,774

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006, WAS PS.1,262,674 AND PS.1,178,730, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2007			2006
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.000% SENIOR NOTES DUE 2011 (A) (B)	U.S.$ 71,951	Ps.	777,287	U.S.$ 71,951	Ps.	848,868
6.625% SENIOR NOTES DUE 2025 (A) (B)	600,000		6,481,800	600,000		7,078,719
8.500% SENIOR NOTES DUE 2032 (A)	300,000		3,240,900	300,000		3,539,360
8.49% SENIOR NOTES DUE 2037 (C)	-		4,500,000	-		-
9.375% SENIOR NOTES DUE 2013 (D)	11,251		121,544	11,251		132,738
	U.S.$ 983,202		15,121,531	U.S.$ 983,202		11,599,685
8.15% UDI-DENOMINATED NOTES DUE 2007 (B)			-			988,775
		Ps.	15,121,531		Ps.	12,588,460

 (A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)  IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE AND EXPIRED IN MARCH  2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) IN MAY 2007, THE COMPANY ISSUED PS.4,500,000 AGGREGATE PRINCIPAL AMOUNT OF 8.49% SENIOR NOTES DUE 2037. IN CONNECTION WITH AND AHEAD THIS ISSUANCE, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, RESULTING IN A GAIN OF APPROXIMATELY PS.45,112, WHICH WAS RECOGNIZED BY THE COMPANY AS A REDUCTION OF INTEREST EXPENSE IN SECOND QUARTER 2007. THE COMPANY USED THE NET PROCEEDS FROM THIS ISSUANCE TO REPLENISH ITS CASH POSITION FOLLOWING THE PAYMENT, WITH CASH ON HAND, OF APPROXIMATELY PS.992,900 OF ITS OUTSTANDING 8.15 UDI-DENOMINATED NOTES THAT MATURED IN APRIL 2007 AND FOR THE REPURCHASE OF ITS SHARES. THE COMPANY INTENDS TO USE THE REMAINING NET PROCEEDS FROM THIS ISSUANCE FOR GENERAL CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF OTHER OUTSTANDING INDEBTEDNESS AND THE CONTINUED REPURCHASE OF ITS SHARES, SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES IS 8.93% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN GOVERNMENT BONDS. ALSO, THESE SENIOR NOTES WILL BE REDEEMABLE AT THE OPTION OF THE COMPANY IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAIN CERTAIN COVENANTS SIMILAR TO THOSE APPLICABLE TO THE COMPANY’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032. ON JULY 10, 2007, THE COMPANY FILED AN OFFER TO EXCHANGE THESE SENIOR NOTES FOR SENIOR NOTES REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(D) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011,  PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS  MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”), THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S. DOLLAR PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING  SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$775.5 MILLION AND U.S.$971.9 MILLION AS OF JUNE 30 AND DECEMBER 31, 2006, RESPECTIVELY. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP’S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS  WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY FOR MEXICAN FRS PURPOSES.  ON MARCH 29, 2007, THE GROUP  CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP’S CONSOLIDATED STATEMENT OF INCOME (SEE NOTES 7 AND 13).

4.        CONTINGENCIES:

           IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF JUNE 30, IS ANALYZED AS FOLLOWS:

	2007		2006
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK ISSUED	Ps. 2,427,353	Ps. 9,953,316	Ps. 2,483,923	Ps. 10,185,278
ADDITIONAL PAID-IN CAPITAL	3,841,792	4,408,747	3,841,792	4,408,747
LEGAL RESERVE	1,197,574	2,070,065	1,197,574	2,070,065
RESERVE FOR REPURCHASE OF SHARES	451,293	1,202,890	1,682,757	4,485,269
UNAPPROPRIATED EARNINGS	11,689,624	21,093,476	7,707,353	16,974,171
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	3,200,184	3,844,355	3,408,826	4,056,489
CUMULATIVE EFFECT OF DEFERRED TAXES	(2,197,681)	(3,125,748)	(2,197,681)	(3,125,748)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET	—	(3,914,025)	—	(3,177,237)
NET INCOME FOR THE PERIOD	—	2,760,972	3,598,281	3,741,586
SHARES REPURCHASED	(5,800,092)	(6,427,547)	(4,810,455)	(5,510,434)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY		Ps. 31,866,501		Ps. 34,108,186

IN APRIL 2007, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.4,400,924, WHICH CONSISTED OF NOMINAL PS.1.45 PER CPO AND NOMINAL PS.0.01239316239 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2007 IN THE AGGREGATE AMOUNT OF PS.4,368,566 (NOMINAL PS.4,384,719); AND (II) THE CANCELLATION OF APPROXIMATELY 8,275.8 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 70.7 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2006 AND 2007.

AS OF JUNE 30, 2007, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	121,709,686,425	9,096,530,060	112,613,156,365
SERIES “B” SHARES	57,606,311,976	5,072,494,927	52,533,817,049
SERIES “D” SHARES	87,896,540,865	4,320,071,964	83,576,468,901
SERIES “L” SHARES	87,896,540,865	4,320,071,964	83,576,468,901
	355,109,080,131	22,809,168,915	332,299,911,216

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF JUNE 30, 2007, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	2,805,192,000	-	2,805,192,000	PS. (1,475,203)
OWNED BY A COMPANY'S SUBSIDIARY (2)	3,816,437,274	537,563,559	4,354,000,833	(1,131,211)
ACQUIRED BY A COMPANY’S TRUST (3)	7,819,753,968	7,830,222,114	15,649,976,082	(3,659,182)
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	(161,951)
	14,441,383,242	8,367,785,673	22,809,168,915	PS. (6,427,547)

(1)
DURING THE SIX MONTHS ENDED JUNE 30, 2007, THE COMPANY REPURCHASED 4,797,327,600 SHARES IN THE FORM OF 41,002,800 CPOS, IN THE AMOUNT OF PS.2,539,848 (PS.2,543,348 NOMINAL). IN APRIL OF 2007, THE COMPANY CANCELLED 8,275,819,500 SHARES IN THE FORM OF 70,733,500 CPOS, IN THE AMOUNT OF PS.3,514,341 (PS.3,352,277 NOMINAL).

(2)
DURING THE SIX MONTHS ENDED JUNE 30, 2007, THE COMPANY’S SUBSIDIARY REPURCHASED 763,811,100 SHARES IN THE FORM OF 6,528,300 CPOS, IN THE AMOUNT OF PS.407,997 (PS.408,665 NOMINAL) IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH 2007 THE GROUP RELEASED 78,764,400 SHARES, IN THE FORM OF 673,200 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.7,704 IN CONNECTION WITH THIS PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.
(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDER’S EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.63,449 FOR THE FIRST SEMESTER OF 2007, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS CORPORATE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

AS OF JUNE 30, 2007, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,526,946. THIS RESERVE WAS USED IN 1999, 2000, 2003, 2006 AND 2007, IN THE AMOUNT OF PS.309,482, PS.691,816, PS.513,360, PS.1,527,019 AND PS.3,282,379, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL FINANCING EXPENSE FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED OF:

	2007	2006
INTEREST EXPENSE (1)	Ps. 915,192	Ps. 995,901
INTEREST INCOME	(825,186)	(592,344)
FOREIGN EXCHANGE GAIN, NET (2)	(28,405)	(450,155)
LOSS FROM MONETARY POSITION, NET (3)	8,499	64,371
	Ps. 70,100	Ps. 17,773

(1)	INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.12,635 AND PS.10,217 IN THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006, RESPECTIVELY.
(2)
NET OF FOREIGN EXCHANGE GAIN IN 2007 INCLUDES A NET LOSS FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.13,621 AND NET FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.132,867. A FOREIGN EXCHANGE  LOSS IN 2007 AND 2006, IN THE AMOUNT OF PS.205,046 AND PS.576,157, RESPECTIVELY, WAS HEDGED BY THE GROUP AND RECOGNIZED IN STOCKHOLDERS’ EQUITY AS OTHER COMPREHENSIVE RESULT (SEE NOTE 3).

(3)
 THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2007 AND 2006 OF PS.21,033 AND PS.18,988, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30 WAS DERIVED FROM:

	2007	2006
ASSETS:
ACCRUED LIABILITIES	Ps. 662,437	Ps. 860,219
GOODWILL	782,739	833,220
TAX LOSS CARRYFORWARDS	1,304,026	1,294,738
ALLOWANCE FOR DOUBTFUL ACCOUNTS	286,060	434,321
CUSTOMER ADVANCES	1,160,146	1,432,363
OTHERS ITEMS	186,283	215,694
	4,381,691	5,070,555
LIABILITIES:
INVENTORIES	(535,978)	(241,749)
PROPERTY, PLANT AND EQUIPMENT, NET	(941,772)	(1,191,071)
OTHER ITEMS	(1,113,296)	(1,356,132)
INNOVA	(895,494)	(1,142,334)
	(3,486,540)	(3,931,286)
DEFERRED INCOME TAX OF MEXICAN COMPANIES	895,151	1,139,269
DEFERRED TAX OF FOREIGN SUBSIDIARIES	(116,027)	(68,122)
ASSETS TAX	1,410,840	1,439,362
VALUATION ALLOWANCE	(3,323,608)	(2,657,306)
DEFERRED INCOME TAX LIABILITY	(1,133,644)	(146,797)
EFFECT ON CHANGE OF INCOME TAX RATES	-	33,845
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps. (1,133,644)	Ps. (112,952)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS NIF C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL,” WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006.

10.        QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2007, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF PERIOD	ACCUMULATED	QUARTER
3 / 06	Ps. 6,149,532	Ps. 2,486,361	119.170	Ps. 6,281,169	Ps. 2,539,583
4 / 06	8,586,188	2,341,450	121.015	8,636,271	2,355,102
1 / 07	733,627	733,627	122.244	730,488	730,488
2 / 07	2,760,972	2,030,484	121.721	2,760,972	2,030,484

(1)	AS REPORTED IN EACH QUARTER.

11.	INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006, WERE AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	SEGMENT PROFIT (LOSS)
JUNE 2007:
TELEVISION BROADCASTING	Ps. 8,742,225	Ps. 186,119	Ps. 8,556,106	Ps. 4,010,267
PAY TELEVISION NETWORKS	833,221	247,803	585,418	499,698
PROGRAMMING EXPORTS	1,102,991	-	1,102,991	518,259
PUBLISHING	1,380,860	7,641	1,373,219	208,368
PUBLISHING DISTRIBUTION	229,619	6,385	223,234	23,259
SKY MEXICO	4,005,358	25,590	3,979,768	1,953,394
CABLE TELEVISION	1,136,013	1,719	1,134,294	427,476
OTHER BUSINESSES	1,083,989	33,700	1,050,289	(185,196)
SEGMENTS TOTALS	18,514,276	508,957	18,005,319	7,455,525
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(508,957)	(508,957)	-	(183,385)

DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(1,437,925)

CONSOLIDATED TOTALS	Ps. 18,005,319	Ps. -	Ps. 18,005,319	Ps. 5,834,215	(1)

JUNE 2006:
TELEVISION BROADCASTING	Ps. 9,795,552	Ps. 203,807	Ps. 9,591,745	Ps. 4,869,611
PAY TELEVISION NETWORKS	639,930	137,351	502,579	312,074
PROGRAMMING EXPORTS	975,885	-	975,885	354,709
PUBLISHING	1,323,802	11,361	1,312,441	200,128
PUBLISHING DISTRIBUTION	219,066	5,769	213,297	15,779
SKY MEXICO	3,669,508	88,528	3,580,980	1,688,117
CABLE TELEVISION	929,316	1,743	927,573	378,761
OTHER BUSINESSES	888,341	60,560	827,781	(79,476)
SEGMENT TOTALS	18,441,400	509,119	17,932,281	7,739,703
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(509,119)	(509,119)	-	(202,064)

DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(1,335,514)

CONSOLIDATED TOTALS	Ps. 17,932,281	Ps. -	Ps. 17,932,281	Ps. 6,202,125	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.        INVESTMENTS:

          IN THE SIX MONTHS ENDED JUNE 30, 2007, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF 42.8 MILLION EUROS (PS.621.652).

          IN THE FIRST HALF OF 2007, IN CONJUNCTION WITH THE ACQUSITION OF A 50% INTEREST IN THE CAPITAL STOCK OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. (“TVI”), THE GROUP AGREED TO PAY AN ADDITIONAL PURCHASE PRICE ADJUSTMENT IN THE AMOUNT OF PS.18,576. ALSO, ALL OF THE AMOUNTS RECEIVABLE IN CONNECTION WITH A SHORT-TERM LOAN MADE BY THE GROUP IN THE PRINCIPAL AMOUNT OF PS.240,589 WERE CAPITALIZED IN TVI IN THE AGGREGATE AMOUNT OF PS.291,608, OF WHICH PS.236,350 WERE RECOGNIZED AS TVI’S ADDITIONAL PAID-IN CAPITAL. AS A RESULT OF THIS CAPITALIZATION, THE GROUP RECOGNIZED AN EQUITY IN LOSS OF AFFILIATES OF PS.118,175 AS ACCUMULATED OTHER COMPREHENSIVE RESULT  IN MAJORITY STOCKHOLDERS’ EQUITY.

13.        UNIVISION:

           ON MARCH 29, 2007, AS A RESULT OF THE CLOSING OF THE MERGER BETWEEN UNIVISION AND AN INVESTOR ACQUISITION GROUP, ALL OF THE SHARES OF UNIVISION COMMON STOCK OWNED BY THE GROUP WERE CONVERTED INTO CASH. ALSO, UNDER THE TERMS OF THE MERGER AGREEMENT, SUBSTANTIALLY ALL OF THE GROUP’S WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WERE CANCELLED AND THE GROUP NO LONGER HOLDS ANY INTERESTS IN THE CAPITAL STOCK OF UNIVISION. THE AGGREGATE CASH AMOUNT RECEIVED BY THE GROUP IN CONNECTION WITH THE CLOSING OF THIS MERGER WAS APPROXIMATELY U.S.$1,094.4 MILLION (PS.11,822,803) AND A NON-CASH NON-RECURRING CHARGE OF PS.648,982 WAS RECOGNIZED BY THE GROUP IN CONNECTION WITH THIS DISPOSITION AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2007. THIS CHARGE INCLUDED PRIMARILY A FOREIGN EXCHANGE LOSS ATTRIBUTABLE TO THE AVAILABLE-FOR-SALE INVESTMENT IN UNIVISION FROM JULY 1, 2006 THROUGH THE DATE OF DISPOSITION, AND WAS RECORDED BY THE GROUP IN THAT PERIOD AS OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY (SEE NOTE 3).

- - - - - - - - -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated July 27, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President